Exhibit 3.9

Business Number E0143572006 - 9 Filed in the Office of Secretary of State State Of Nevada Filing Number 20180124487 - 87 Filed On 03/19/2018 Number of Pages 2

Article IV, Section 4.01 is replaced in its entirety as follows: ARTICLE IV CAPITAL STOCK Section 4 . 0 l . Aurhorized Shares . The aggregate number of shares \ Nhich the Corporation shall have authority to issue is one hundred fifty million ( 150 , 000 , 000 ) shan ; s, consistmg of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par valm : of" $ . 001 per shure . The total number of shares of Common Stock that the Corporation shall have authority to issue is um ; twenty - five hundred million ( 125 , 000 , 000 ) shares . The totul number ofshan : s or Preferred Stock that the Corporation shall have authority to issue is twenty - five million ( 25 , 000 , 000 ) shams . The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a dhtinguishing letter or title, prior to the issuance of any shares thereof . The voting powers, designations, preferences, limitations, restrictions, and relative, purticipating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Prcf'crrcd Stock shall hereinafter be prescribed by resolution of !he board of directors pursuant w Section 4 . 03 of this Article IV .